UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Act of 1934
(Amendment No. 6)

ITEM 1
(a)	Name of Issuer: AUDIOVOX CORP.
(b)	Address of Issuer's Principal Offices:
       150 Marcus Blvd.
       Hauppauge, NY 11788

ITEM 2
(a)	Name of Person Filing: KAHN BROTHERS LLC
(b)	Address of Principal Office:
				555 Madison Avenue,
				22nd Floor
				New York, NY 10022
(c)	Citizenship: USA
(d)	Title of Class of Securities: Common
(e)	CUSIP Number: 050757102

ITEM 4
(a)	Amount beneficially owned: 2,071,228
(b)	Percent of Class: 9.058
(c)	Number of shares as to which the person has:
(iv) Shared power to dispose or to direct the disposition of: 2,071,228